EXHIBIT 99.1

Just Energy to Announce First Quarter Fiscal 2019 Results

TORONTO, July 26, 2018 (GLOBE NEWSWIRE) -- Just Energy Group, Inc. (TSX:JE) (NYSE:JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced that it will release operating results for first quarter fiscal 2019 after market close on August 8th, 2018. The Company will host a conference call and live webcast to review the fiscal first quarter results beginning at 10:00 a.m. Eastern Daylight Time on August 9th, 2018 followed by a question and answer period. Chief Executive Officer Patrick McCullough, and Chief Financial Officer Jim Brown will participate on the call.

Just Energy Conference Call and Webcast

  Thursday, August 9th, 2018
  10:00 a.m. EDT

Those who wish to participate in the conference call may do so by dialing 1-877-300-9306 and ask to be joined into the Just Energy call. The call will also be webcast live over the internet at the following link:

https://www.webcaster4.com/Webcast/Page/1731/26565

An audio tape rebroadcast will be available starting one hour after the conference and will be available until August 16th, 2018. To access the rebroadcast please dial 1-877-344-7529 and use replay access code 10122264. The webcast will also be archived on the JE investor relations website for one year.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.6 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, EdgePower, Green Star Energy, Hudson Energy, Interactive Energy Group, Tara Energy and terrapass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Phone: (713) 544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Phone: (617) 461-1101
michael.cummings@alpha-ir.com